EXHIBIT 99.1

Centerra Gold Announces Conference Call and Webcast Details for 2024 First Quarter Results and Annual Meeting of Shareholders

TORONTO, April 18, 2024 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) will release its first quarter 2024 operating and financial results before the market opens on Tuesday, May 14, 2024. The Company will host a conference call and webcast to discuss the results on the same day at 9:00 a.m. Eastern Time. Details for the conference call and webcast are included below.

Webcast

  Participants can access the webcast at the following link:
  https://services.choruscall.ca/links/centerragold2024q1.html
  An archive of the webcast will be available until the end of day on August 14, 2024.

Conference Call

  Participants can register for the conference call at the following registration link. Upon registering, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
  Participants who prefer to dial in and speak with a live operator can access the call by dialing 1-844-763-8274 or 647-484-8814. It is recommended that you call 10 minutes before the scheduled start time.
  After the call, an audio recording will be made available via telephone for one month, until the end of day June 14, 2024. The recording can be accessed by dialing 1-855-669-9658 or 604-674-0852 and using the passcode 0803. In addition, the webcast will be archived on Centerra’s website at: https://www.centerragold.com/investors/webcasts.
  Presentation slides will be available on Centerra’s website at www.centerragold.com.

Annual Meeting of Shareholders

Centerra’s annual meeting of shareholders will be held on Tuesday, May 14, 2024, at 11:00 a.m. Eastern Time. The Company will hold the meeting in a virtual only format, which will be conducted via live audio webcast at https://web.lumiagm.com/436046531. A link to the virtual meeting will also be accessible on Centerra’s website at https://www.centerragold.com.

Voting and participation instructions for eligible shareholders are provided in the Company’s Notice of Annual Meeting of Shareholders and Management Information Circular, which have been made available on the Company’s website at https://www.centerragold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Shareholders may also receive a copy of Centerra’s audited financial statements without charge upon request to Centerra’s Investor Relations Department, 1 University Avenue, Suite 1800, Toronto, Ontario, Canada, M5J 2P1 or to investor@centerragold.com.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Lana Pisarenko
Senior Manager, Investor Relations
(416) 204-1957
lana.pisarenko@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.